UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 17, 2018

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒     Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐   Yes    ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	17 December 2018

Release Number	29/18

BHP successfully completes US$5.2 billion off-market buy-back of BHP Group Limited shares and announces US$1.02 per share special dividend

BHP has successfully completed its off-market tender buy-back (Off-Market Buy-Back) of BHP Group Limited (formerly BHP Billiton Limited) shares. The final transaction size of A$7.3 billion (US$5.2 billion)(1) has enabled BHP Group Limited to buy back approximately 265.8 million BHP Group Limited shares, which represents 8.3 per cent of the issued share capital of BHP Group Limited and 5.0 per cent of the total issued capital of BHP Group Limited and BHP Group Plc.

The final price for the Off-Market Buy-Back has been set at A$27.64 per share (Buy-Back Price). This is a discount of 14 per cent to the Market Price(2) of A$32.1387 per share.

In addition, the Board of BHP has determined to pay a special dividend (Special Dividend) of US$1.02 per share, which will be paid to all BHP shareholders with an entitled registered holding as of Friday 11 January 2019. The Special Dividend represents the residual US$5.2 billion of net proceeds from the sale of its Onshore US assets not returned via the Off-Market Buy-Back, based on the reduced number of shares on issue of approximately 5,058 million following completion of the Off-Market Buy-Back.

BHP Chief Financial Officer, Peter Beaven, said: “We are pleased to have completed the Off-Market Buy-Back which, together with the Special Dividend, will deliver on our commitment to return the net proceeds from the sale of our Onshore US assets to our shareholders. Completion of this program will bring total cash returned to shareholders to US$21 billion over the last two years.”

Off-Market Buy-Back completion

Due to the strong demand for the Off-Market Buy-Back, a scale back of tenders was required.

The scale back was structured to minimise eligible registered shareholders with small holdings being disadvantaged. Subject to exclusions due to any minimum price conditions, shareholders who tendered their shares at a 14 per cent discount or as a final price tender will have a priority allocation of 165 shares bought back before the scale back is applied. In addition, successful shareholders who tendered all of their shares at a 14 per cent tender discount or as a final price tender, and who would be left with 65 shares or fewer as a result of the priority allocation and scale back, will have their tender accepted in full. As a result of the 58.7 per cent scale back, successful shareholders will have 41.3 per cent of their shares tendered in excess of the priority allocation bought back.

For shareholders who have successfully tendered their shares, A$27.26 per share of the Buy-Back Price is treated for Australian tax purposes as a fully franked dividend. For Australian capital gains tax purposes, the capital proceeds are A$4.92 per share, being the A$0.38 per share capital component plus A$4.54 per share, which is the excess of the Tax Value (as defined in the Buy-Back Booklet) over the Buy-Back Price.

Payments via direct credit and dispatch of cheques for shares bought back are expected to be completed by Monday 24 December 2018. Shares that have been tendered into the Off-Market Buy-Back but not bought back are expected to be released to shareholders during Monday 17 December 2018.

Shareholders who have any enquiries in relation to their tenders may contact the dedicated Off-Market Buy-Back enquiry line on 1300 366 363 within Australia or +61 3 9415 4020 when calling from outside Australia, or visit our website: bhp.com/buyback2018.

Refer to the Appendix for a summary of the key results regarding the Off-Market Buy-Back.

Special Dividend

The Special Dividend will be fully franked and, according to the indicative timetable included in this announcement, paid on Wednesday 30 January 2019, with a dividend ex-entitlement date of Thursday 10 January 2019 on the Australian Securities Exchange, London Stock Exchange and New York Stock Exchange, and Wednesday 9 January 2019 on the Johannesburg Stock Exchange.

The indicative timetable for the Special Dividend is outlined below.

Special Dividend determined and announced	17 December 2018
Expected completion of dispatch/crediting of Off-Market Buy-Back proceeds to successful BHP Group Limited shareholders	24 December 2018
Special Dividend currency conversion into South African Rand	4 January 2019
Last day to trade cum-dividend on Johannesburg Stock Exchange	8 January 2019
Special Dividend ex-dividend date (Johannesburg Stock Exchange)	9 January 2019
Last day to trade cum-dividend on Australian Securities Exchange, London Stock Exchange and New York Stock Exchange	9 January 2019
Special Dividend ex-dividend date (Australian Securities Exchange, London Stock Exchange and New York Stock Exchange)	10 January 2019

Special Dividend record date (including currency conversion and currency election dates for Australian Securities Exchange and London Stock Exchange)	11 January 2019
Special Dividend payment date	30 January 2019

(1)	At transacted rate.
(2)

Volume weighted average price of BHP Group Limited ordinary shares on the Australian Securities Exchange over the five trading days up to and including Friday 14 December 2018, calculated to four decimal places.

Further information on BHP can be found at bhp.com

APPENDIX

KEY OFF-MARKET BUY-BACK RESULTS

Size	A$7.3 billion (US$5.2 billion	)(3)
Market Price(4)	A$32.1387
Buy-Back Discount(4)	14%
Buy-Back Price(4)	A$27.64
Scale back	58.7%
Number of BHP Group Limited shares bought back	265.8 million
Percentage of BHP Group Limited issued capital bought back	8.3%
Percentage of BHP issued capital bought back	5.0%
Capital Component(4)	A$0.38
Capital Proceeds(4)	A$4.92
Fully franked dividend component	A$27.26
Tax Value(4)	A$32.18

(3)	At transacted rate.
(4)	As defined in the Off-Market Buy-Back Booklet.

Media Relations

Email: media.relations@bhpbilliton.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 4 1107 1715

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

United Kingdom and South Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date:	December 17, 2018	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary